Storm Cat Energy Corporation Increases Flow-Through Offering

CALGARY, AB and DENVER, CO – (PR Newswire) – September 20, 2005 – Storm Cat Energy Corp. (SME–TSX.V) (the “Corporation”) is pleased to announce that, due to strong investor demand being conveyed to the Corporation by the selling agents, including the agents’ indication that they will take up the entire over-allotment option, the Corporation is increasing the flow-through component of its equity financing first announced on August 22, 2005.

The financing will now consist of up to 1,875,000 units (including the over-allotment option) ($4,500,000 CDN) and 2,142,858 flow-through common shares ($6,000,000 CDN) (the “Offering’).

Northern Securities, Inc. remains as lead agent for the Offering; and the other material terms of the Offering, including pricing, remain unchanged. Each unit, priced at $2.40 per unit, comprises one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable to purchase one additional common share at a price of $3.00 per share for a period of 18 months from closing. Each flow-through common share is priced at $2.80 per share.

The net proceeds from the sale of the units will be used to further the Corporation’s exploration and development program in the Powder River Basin, Wyoming and for general corporate purposes. All of the proceeds from the sale of flow-through common shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada), with the Corporation’s current principal focus in Canada being on its project in Elk Valley, British Columbia.

For further information, please contact Scott Zimmerman, President & Chief Executive Officer, or Paul Wiesner, Chief Financial Officer at (87-STORMCAT) 1-877-867-6228; www.stormcatenergy.com.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President & Chief Executive Officer

Caution Regarding Offering in the United States

This press release is not an offer of the securities for sale in the United States. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Caution Regarding Forward Looking Statements

This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Corporation’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Corporation’s operations, markets, products and prices and other risk factors. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Corporation’s need for and availability of additional financing, and the other risk factors discussed in greater detail in the Corporation’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Corporation’s Form 20-F dated June 23, 2004.

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